

June 19, 2015

Via E-mail
Daniel N. Bass
Chief Financial Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

   Re: **Fortress Investment Group LLC**
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Form 10-Q for the Quarterly Period Ended March 31, 2015
     Response dated May 20, 2015
     File No. 001-33294

Dear Mr. Bass:

   We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1. We have read your responses to our comments 4, 5, and 6 of our letter dated May 7, 2015. We continue to evaluate your response at this point in time. We may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

2. We note your response to comment two. In addition to disclosing Incentive Eligible NAV, please confirm that you will discuss any material trends with respect to Incentive Eligible NAV and the expected impact of the trend.

Item 10. Directors, Executive Officers and Corporate Governance, page 237

3.   We refer to the disclosure on page 7 of the definitive proxy statement indicating that Mr. Edens served as a director at Gatehouse Media Inc. from June 2005 to November 2013. Please refer to Regulation S-K, Item 401(f)(1) and tell us why you did not disclose Gatehouse's September 2013 bankruptcy filing in this section or on page 10 where you discuss legal proceedings involving your directors.

Item 11. Executive Compensation, page 237

4.   We note the discussion of cash and equity based compensation payments granted pursuant to the Principal Compensation Plan on page 20 of your definitive proxy statement. However, the description does not clearly explain the bonus and stock awards. As described, it appears that the same plan applies to each principal with allowances for the level of allowance of the principal's involvement in fund management and distributable earnings from each principal's respective businesses. Please expand the discussion to clarify which businesses each principal is involved with and the distributions from such businesses. The discussion should provide the factual performance information that will answer the following questions in light of your Principal Compensation Plan:

- Why Mr. Briger's bonus is larger than the other principals and why he is the only principal who received stock awards;

- Why Mr. Edens' and Mr. Briger's bonuses increased as compared to their bonuses in 2013 and Mr. Novogratz's bonus decreased; and

- Why did Mr. Novogratz receive a stock award in 2013 but not in 2014?

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Financial Statements, page 1

Notes to Consolidated Financial Statements (unaudited), page 7

Note 1 - Organization and Basis of Presentation, page 7

5.   We note your description of the Graticule transaction resulting in a non-cash gain of $134.4 million, non-cash expense of $101.0 million and a $33.4 million retained interest as an equity method investment. Please address the following:

- Explain to us in greater detail how the non-cash gain was determined. We understand the fair value of Graticule and your retained interest was determined by using an income approach fair value model. Clarify if the gain recognized was based on the fair value or carrying value of the assets transferred to Graticule.

- Explain to us and revise your disclosure in future filings to clarify how the $101.0 million of non-cash expense was calculated and what this amount represents. In this regard, specify if any of the amount represents undistributed incentive income and whether it is subject to performance contingencies or clawback.

- Refer us to the relevant accounting literature you used to support your accounting recognition for this transaction.

Basis of Accounting and Consolidation, page 10

6.   Regarding your adoption of ASU 2015-02, please address the following:

- We reference, for example purposes, the risk factor in the first sentence on page 50 of New Senior Investment Group's Form 10-Q for the quarterly period ended March 31, 2015, where it states "Our Management Agreement with our Manager was not negotiated at arm's-length, and its terms, including fees payable, may not be as favorable to us if it had been negotiated with an unaffiliated third party." Explain to us your rationale for concluding that your fee arrangement(s) includes only terms, conditions or amounts that are customarily present in arrangements for similar services, negotiated at arm's-length pursuant to ASC 810-10-55-37 for New Senior and any other variable interest entity (VIE) that has similar disclosure.

- We note your description of your permanent capital vehicles on page 51 (within MD&A – Understanding the Asset Management Business). You describe these vehicles as publicly traded entities which are externally managed by you and clarify that senior management is typically employed by you rather than the publicly traded vehicle. Given the more unique nature of these vehicles, tell us in more detail how you concluded the fee arrangements were consistent with ASC 810-10-55-37, including whether you considered other external fee arrangements for similar structures involving other third party decision makers for the same or similar services.

- You disclose in the last sentence on page 20 (within Note 2 - Management Agreements and Fortress Funds) that you receive both a management fee for New Senior and reimbursement of certain expenses including compensation for employees at the senior living facilities. Tell us how you considered the reimbursement arrangement(s) in your ASC 810-10-25-38A analysis and whether the reimbursements of expenses related to New Senior's operations were considered variable interests in the VIE. Tell us if there are other VIEs with similar expense reimbursement arrangements and whether you thought about those arrangements differently than New Senior.

- We note your evaluation of whether Fortress's direct and indirect economic interests would not absorb more than an insignificant amount of the entity's losses or receive more than an insignificant amount of the entity's benefits. From your table on page 21 (within Note 3 – Investments and Fair Value), we also note that you have direct equity method investments and options in the publicly traded permanent capital vehicles. Provide us with a qualitative and quantitative analysis supporting that Fortress's direct and indirect economic interests (inclusive of any direct and indirect related party or de facto agent interests pursuant to ASC 810-10-55-37D and ASC 810-10-25-43) would not absorb losses or receive benefits for more than an insignificant amount of the publicly traded permanent capital vehicles. As part of your response, tell us who you considered related parties and de facto agents and the variable or other interest held by each.

- Tell us whether there were any variable interests held by your related parties and de facto agents that were not considered in your above analysis. If so, please identify those parties, and the variable interests held by them, and explain your basis in the accounting literature for excluding those interests in your analysis.

7. We note your adoption of ASU 2015-02 and related evaluation of the criteria to determine if fees received by Fortress represent a variable interest, including whether the service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm's length. We also note that you have entered into amended management agreements with Eurocastle subsequent to March 31, 2015 (as described footnote (F) on page 19 within Note 2) and in April 2013 (as described on page 92 of Exhibit 99.1 of Form 8-K filed on May 7, 2015). Please address the following:

- Describe the events and reasons for entering into these amended management agreement terms with Eurocastle.

- Tell us the number of times and for which entities that you have entered into other amended management agreements that impact the fee rates with your investment entities.

- To the extent that you have entered into other amendments, explain to us the substantive terms of those amendments and if they are substantively similar in nature to those with Eurocastle referenced above.

- As a result of the amendment in April 2013, we note that the AUM used to compute Eurocastle's management fees was reduced from €1.5 billion to €0.3 billion. Explain to us how you have considered these amended terms to be commensurate with the level of effort required to provide the services. Additionally, tell us in more detail how you concluded that this revised fee arrangement is similar to arm's-length, including whether you considered other external fee arrangements involving other third party decision makers for the same or similar services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director